[redacted]

10027217 COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
FEB 23 2010
Washington, DC
104

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 67947 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/09 AND ENDING 12/31/09*
MM/DD/YY MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RG Knox Company, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3734 Ecker Hill Drive
(No. and Street)

Park City UT 84098
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Karla Knox 435-655-0970
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mantyla McReynolds, LLC
(Name – *if individual, state last, first, middle name*)

178 S. Rio Grande St. #200, Salt Lake City, UT 84101
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

PUBLIC

## OATH OR AFFIRMATION

I, Karla Jo Knox, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RG Knox Company, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Karla Jo Knox
Signature

CFO
Title

Kara L. Miles
Notary Public

KARA L. MILES
Notary Public State of Utah
My Commission Expires on:
February 2, 2014
Comm. Number: 581483

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# RG KNOX COMPANY, LLC

**Independent Auditors' Report**
**and**
**Statement of Financial Condition**

**December 31, 2009**

CRD #148005

***** *PUBLIC* *****

# RG KNOX COMPANY, LLC

## Table of Contents

*Mantyla* MCREYNOLDS LLC
*Certified Public Accountants*
CPA
America counts on CPAs™

**Independent Auditors' Report**

Members
RG KNOX COMPANY, LLC
Park City, Utah

We have audited the accompanying statement of financial condition of RG KNOX COMPANY, LLC [a Utah corporation] as of December 31, 2009 which is being filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of RG KNOX COMPANY, LLC at December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Mantyla McReynolds LLC

*Mantyla* McReynolds, LLC
February 9, 2010
Salt Lake City, Utah

Gateway 5 • 178 South Rio Grande Street, Suite 200 • Salt Lake City, Utah 84101 • Tel. (801) 269-1818 • Fax (801) 266-3481 • www.mmacpa.com

# RG KNOX COMPANY, LLC
## Statement of Financial Condition
## December 31, 2009

### ASSETS

| | | |
|---|---|---|
| Assets | | |
| Current Assets | | |
| Cash and cash equivalents | $ | 121,491 |
| Commissions receivable | | 2,490 |
| Prepaid expenses | | 4,731 |
| Other current assets | | 123 |
| Total Current Assets | | 128,835 |
| Equipment, Net | | 12,481 |
| Other Long Term Asset | | 2,857 |
| **Total Assets** | **$** | **144,173** |

### LIABILITIES AND MEMBER'S EQUITY

| | | |
|---|---|---|
| Liabilities | | |
| Current Liabilities | | |
| Accounts payable | $ | 11,096 |
| Commissions payable | | 7,000 |
| Total Current Liabilities | | 18,096 |
| **Total Liabilities** | | **18,096** |
| Member's Equity | | |
| Member's capital | | 111,645 |
| Retained earnings | | 14,432 |
| **Total Member's Equity** | | **126,077** |
| **Total Liabilities and Member's Equity** | **$** | **144,173** |

See accompanying notes to financial statements

**RG KNOX COMPANY, LLC**
**Notes to Statement of Financial Condition**
**December 31, 2009**

NOTE A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Company Background

RG KNOX COMPANY, LLC is a Broker/Dealer offering various types of fixed income investment opportunities for institutional accounts only. The Company was incorporated under the laws of the State of Utah in January 2007. The Company is registered as a Securities Broker/Dealer with the Securities and Exchange Commission [SEC] and became a member of the Financial Industry Regulatory Authority [FINRA] on December 22, 2008. The Company is headquartered in Park City, Utah and maintains licensing and registration in two states in the United States.

Commissions Receivable

The Company records commissions when earned. Commission receivable is periodically reviewed to determine whether the amounts are collectible. Commissions receivable are written off when they are determined to be uncollectible.

Income Taxes

For income tax purposes, the Company is treated as a partnership. All income is taxed to the members of the Limited Liability Company. No tax liability, either current or deferred, is shown in the financial statement.

Use of Estimates in Preparation of Financial Statement

The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Impact of New Accounting Pronouncements

SFAS 165

In May 2009, the FASB issued SFAS 165 (ASC 855-10) entitled "Subsequent Events". Companies are now required to disclose the date through which subsequent events have been evaluated by management. Public entities (as defined) must conduct the evaluation as of the date the financial statements are issued, and provide disclosure that such date was used for this evaluation. SFAS 165 (ASC 855-10) provides that financial statements are considered "issued" when they are widely distributed for general use and reliance in a

NOTE A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

form and format that complies with GAAP. SFAS 165 (ASC 855-10) is effective for interim and annual periods ending after June 15, 2009 and must be applied prospectively. The adoption of SFAS 165 (ASC 855-10) during the fiscal year ended December 31, 2009 did not have a significant effect on the Company's financial statements. The Company has evaluated subsequent events through February 9, 2010, the date of issuance of the Company's financial position and results of operations. See Note F.

SFAS 168

In June 2009, the FASB issued SFAS 168, "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles." ("SFAS 168" or ASC 105-10) SFAS 168 (ASC 105-10) establishes the Codification as the sole source of authoritative accounting principles recognized by the FASB to be applied by all nongovernmental entities in the preparation of financial statements in conformity with GAAP. SFAS 168 (ASC 105-10) was prospectively effective for financial statements issued for fiscal years ending on or after September 15, 2009 and interim periods within those fiscal years. The adoption of SFAS 168 (ASC 105-10) on July 1, 2009 did not not change GAAP, however, it did change the way GAAP is organized and presented. As a result, these changes impact how companies reference GAAP in their financial statements and in their significant accounting policies. The Company implemented the Codification in this Report by providing references to the Codification topics alongside references to the corresponding standards.

NOTE B CASH AND CASH EQUIVALENTS

Cash is comprised of cash on deposit in the bank. The Company is insured by the FDIC up to $250,000. Everything above that would be a concentration risk.

NOTE C EQUIPMENT

Depreciation is provided on a straight-line basis using estimated useful lives of three to five years. The cost basis of equipment and its accumulated depreciation at December 31, 2009 is $15,470 and $2,989 respectively.

# RG KNOX COMPANY, LLC
## Notes to Statement of Financial Condition
## December 31, 2009

NOTE D NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital of $5,000. At December 31, 2009, the Company had net capital of $105,885, which was $100,885 in excess of its required net capital of $5,000.

NOTE E SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 9, 2010, the date the financial statements are issued, and has concluded that no recognized or non-recognized subsequent events have occurred since its fiscal 2009 year ended December 31, 2009.